QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

INTRODUCTION

The following information, prepared as of May 13, 2010, should be read in conjunction with the unaudited interim consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at March 31, 2010 and for the three months ended March 31, 2010 and 2009, and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

BUSINESS PROFILE AND STRATEGY

Historically, Quest’s primary business focus was to invest in mortgages secured by Canadian real estate. In 2009 and continuing into early 2010, Quest primarily focused on the collection and monetization of its existing loan portfolio in order to support liquidity and to repay certain lenders and holders of preferred equity, rather than on the origination of new loans. The Company has made significant progress in this regard, monetizing over $57 million of loans in the first quarter of 2010.

In the first quarter of 2010, the Company used the proceeds of loan monetization to extinguish the syndicate positions in non-recourse loans, repurchase shares under its normal course issuer bid program commenced in 2009, make additional funding on existing loans and to cautiously recommence its lending activities on new loans. Subsequent to March 31, 2010, the Company substantially completed its normal course issuer bid using cash of $16.1 million to repurchase and cancel 11.9 million common shares. In the immediate future, the Company will continue to focus on monetizing certain loans in its loan portfolio, using these proceeds in lending activities and, under certain conditions, to repurchase more of its shares. There are several significant factors which will impact the timing and success in recommencing lending activities which are discussed herein under the heading “Recommencing Lending Activities”.

As a mortgage investment corporation (“MIC”), Quest’s balance sheet is dominated by residentially oriented loans. In general, a loan is residentially oriented if, at the time the loan is made, greater than 80% of the real estate by which the loan is secured, is, or is intended to be, devoted to residential purposes. This includes loans for the development or financing of single family, apartment, condominium, social housing and nursing/retirement residences. Quest also invests in first mortgages secured by commercial real estate.

As a MIC, a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada), Quest is able to reduce its taxable income through the payment of dividends to its common and preferred shareholders. A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year or within 90 days of its year end. Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income - see “Dividend Policy for 2010” herein. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

RECOMMENCING LENDING ACTIVITIES

Through its monetization efforts, Quest has continued to strengthen its financial position in the first quarter of 2010 by converting loans receivable to cash. With significantly higher cash resources on hand, the Company has recommenced the origination of new loans. In recommencing its lending activities, management is responding to the altered lending markets and is still assessing the appropriate business model to govern its lending activities. The assessment will include a review of the Company’s underwriting and lending policies and parameters including borrower profile, maximum loan to value, debt service coverage, product and geographic attributes, and lending interest rates and fees.

Additionally, as the Company recommences lending, Quest will need to hire additional personnel and ensure adequate liquidity resources are available. In April 2010, the Company established an incentive plan for the origination of new loans.

The timing and continuation of Quest’s lending activities will be governed by the functioning of real estate and credit markets. If these markets were to be interrupted or dislocated, the Company may, as it did in 2009, temporarily suspend its lending activities. Additionally, should real estate values inflate or moderate quickly, Quest will look to alter its underwriting and lending parameters.

NON-GAAP MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and payout ratio on income before taxes do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. ROE and ROA are commonly used measures to compare the performance of lenders. The fact that the Company is a MIC is the major reason the Company calculates dividend payout ratio on income before taxes. These non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

  return on equity - annualized net income divided by average shareholders’ equity.

  return on assets - annualized net income divided by average total assets.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

FIRST QUARTER 2010 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of Quest’s financial performance as at March 31, 2010 and for the three months then ended, and should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 - Selected Financial Information
($ thousands, except per share amounts)

	Three Months Ended
	March 31
	2010	2009	Change from 2009
Net interest income	3,397	6,573	(3,176)	(48%	)
Loan loss expense	(1,583)	(2,597)	1,014	(39%	)
Gain on sale of loans and foreclosed properties	642	-	642	n/a
Syndication fees and other income	8	13	(5)	(38%	)
Income before income taxes	152	2,066	(1,914)	(93%	)
Net income	380	1,383	(1,003)	(73%	)
Earnings per share - basic and diluted	nil	0.01	0.01	(100%	)
Return on equity[1]	1%	2%
Return on assets[1]	1%	1%

	March 31,	December 31,	Change from
	2010	2009	December 31, 2009
Loans receivable	222,380	274,153	(51,773)	(19%	)
Total assets	275,428	298,400	(22,972)	(8%	)
Non-recourse loan syndication	-	20,677	(20,677)	(100%	)
Total liabilities	3,082	24,493	(21,411)	(87%	)
Shareholders' equity[2]	272,346	273,907	(1,561)	(1%	)
Book value per share	1.82	1.81	0.01	1%
Proforma book value per share - after normal course issuer bid[2]	1.85	n/a
Impaired loans - carrying value	133,981	144,656	(10,675)	(7%	)
Loan loss provision	34,592	36,063	(1,471)	(4%	)
Provision as a percentage of impaired loans	21%	20%

[1]	See page 2 for a discussion on non-GAAP measures.
[2]

Subsequent to March 31, 2010, the Company substantially completed its normal course issuer bid for its common shares. The proforma book value per share assumes that the repurchase and cancellation of these common shares had occurred as of March 31, 2010 and does not take into account any other changes in shareholders’ equity including any net income or loss in the intervening period. On this basis, shareholders’ equity would be $258,557.

For the three months ended March 31, 2010, net interest income was $3.2 million lower than for the same period in 2009 as a result of a decrease in the principal balance of performing loans. The decrease in the principal balance of performing loans is attributed to a reduction in the loan portfolio resulting from the Company’s loan monetization efforts. In addition, certain loans outstanding as at March 31, 2010 became impaired during 2009 and, as a result of the Company’s accounting policy, no interest income was recorded on these loans.

Net income decreased $1.0 million or 73% in the first quarter of 2010 compared with the first quarter of 2009 as result of lower interest income, partially offset by lower loan loss expenses and a gain on the sale of loans and foreclosed properties. Basic and diluted earnings per share decreased $0.01 to $nil.

Quest’s total assets as at March 31, 2010 are $23.0 million lower than at December 31, 2009. The primary contributors to this decrease are the continued monetization of the Company’s loan portfolio, and the use of monetization proceeds to purchase and cancel Quest shares for $2.2 million and to repurchase all the $20.7 million in non-recourse loan syndication liabilities held on December 31, 2009.

Quest’s shareholders' equity decreased by $1.5 million at March 31, 2010 from December 31, 2009 as a result of the purchase and cancellation of $2.2 million in the Company’s shares, offset by net income of $0.4 million and stock-based compensation of $0.3 million.

DIVIDEND POLICY FOR 2010

Quest’s common share dividend policy is guided by its status as a MIC. This status allows the Company to reduce its taxable income to a negligible amount through the payment of dividends to common and preferred shareholders after first utilizing any tax losses and other tax deduction carry-forwards. At March 31, 2010, there are $32.7 million of non-capital tax losses carried forward from 2009 and prior years which may be utilized to reduce taxable income in future years. Under the current economic circumstances, Quest cannot reasonably determine the precise timing, in the short term, of the utilization of its tax loss carry-forwards, but it is unlikely a dividend will be paid during 2010 or in the immediate future.

OUTLOOK

Recently, there has been an increase in real estate sales activities in some of the markets where Quest lends, with the exception of the Okanagan region of British Columbia. While the Company continues to experience delays in repayments and in receiving interest payments on certain of its loans, many of these loans are at the stage where Quest can now actively market the underlying real estate security and realize proceeds. However, given their nature and size, certain of these loans may continue to be impaired in the immediate future.

Loan losses were recorded in the first quarter of 2010 in the amount of $1.6 million, net of $2.4 million in recoveries of loan loss provisions previously recorded. This resulted in a cumulative loan loss provision as at March 31, 2010 of $34.6 million. Generally, these loan losses reflect recent comparative market data and purchase offers which are discussed in further detail in the “Credit Quality and Impaired Loans” section herein. As previously noted, the repayment and value of these loans remain subject to a functioning and healthy real estate market.

During the three months ended March 31, 2010, Quest was able to monetize $57.3 million of its loans. The Company expects further monetization of its loan portfolio during the remainder of 2010, including proceeds from some of its impaired loans.

RESULTS OF OPERATIONS

Table 2 - Condensed Income Statement
($ thousands)

	Three Months Ended March 31
	2010		2009
Interest and other income	$	%	$	%
Interest income	3,536	144	8,697	218
Interest and syndication expense	(139)	(6)	(2,124)	(53)
Loan loss expense, net of recoveries	(1,583)	(64)	(2,597)	(65)
Gain on sale of loans and foreclosed properties	642	26	-	-
Syndication fees and other income	8	-	13	-
	2,464	100	3,989	100

Non-interest expense
Salaries and benefits	1,256	54	874	45
Stock-based compensation	262	11	200	10
Legal and professional services	235	10	222	12
Resource asset related expenses	60	3	85	4
Other expenses	499	22	542	29
	2,312	100	1,923	100

Income before income taxes	152		2,066
Income tax (recovery) expense	(228)		683
Net income	380		1,383

Net income

For the three months ended March 31, 2010, the Company had net income of $0.4 million, compared with $1.4 million in 2009. The decrease is primarily the result of lower interest income and higher salaries and benefits, which have been partially offset by a gain on the sale of loans and foreclosed properties and lower interest and syndication expense, loan loss expense and administrative costs.

Interest income

Interest income includes loan interest at the stated loan rate, excluding interest that has not been accrued on impaired loans, plus loan commitment fees net of originators’ fee expense. Interest is calculated using the effective interest rate method.

Interest income decreased $5.2 million or 59% to $3.5 million in the three months ended March 31, 2010 compared with the same period for 2009. This is a result of a 27% decrease in the average loan principal outstanding from $386.9 million in the first quarter of 2009 to $281.5 million in the first quarter of 2010. In addition, on an annualized basis, the yield over the entire loan portfolio was 5% in the first quarter of 2010 compared with 9% in 2009. This decrease is a result of an increase in the proportion of impaired loans, on which no interest income is recorded, within the overall loan portfolio.

Interest and syndication expense

Interest and syndication expense of $0.1 million for the three months ended March 31, 2010 is comprised entirely of interest paid to non-recourse loan syndicate partners. No non-recourse loan interest was paid in the comparative period during 2009.

Interest and syndication expense of $2.1 million for the three months ended March 31, 2009 is comprised of $0.6 million in interest in a revolving debt facility and $1.5 million in First Preferred Shares, Series A dividends. In the year-ended December 31, 2009, the Company extinguished both the debt facility and the First Preferred Shares, Series A, and no comparable expenses were incurred during 2010.

Loan loss expense, net of recoveries

The Company’s loan loss expense, net of recoveries for the three months ended March 31, 2010 comprises $4.0 million in new loan losses, offset by $2.4 million in recoveries on loan losses recorded in prior years. In the comparative period for 2009, the expense comprised of $2.6 million in loan losses and $nil in recoveries. The change from 2009 is a result of continued management assessment of loan recoverability and actual loan remediation.

In establishing the Company’s loan loss provisions, management must estimate the net realizable value of properties taken as security on loans. This is outlined in greater detail in the section entitled “Credit Quality and Impaired Loans.” The use of independent appraisals and the process by which management estimates the value of security is subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of the value of real estate or other assets securing a loan for the purposes of establishing a loan loss provision and the ultimate value realized on that security.

Salaries and benefits

Salaries and benefits increased $0.4 million or 44% to $1.3 million in the first quarter of 2010 compared with the first quarter of 2009. The increase is due to employee bonus and severance expenses of $0.5 million and $0.3 million, respectively, in 2010, compared with $nil in 2009. The Company’s current bonus plan is directly tied to the monetization of the loans receivable and did not become effective until after the first quarter of 2009. This increase is partially offset by a lower average number of employees in the first three months of 2010 compared with the same period in 2009.

Stock-based compensation

Stock-based compensation of $0.3 million for the three months ended March 31, 2010 was $0.1 million higher than for the same period in 2009. The increase is a result of 4,225,000 options being granted to employees in the first quarter of 2010.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses have decreased slightly in the three months ended March 31, 2010 compared with the same period in 2009 as a result of administrative cost containment.

Income tax recovery

During prior years, the Company recognized a future tax asset based on the likely realization of non-capital tax losses which were to be utilized against future taxable earnings. During the three months ended March 31, 2010, the Company used a portion of these loss carry-forwards and a recovery of foreign tax credits to offset its tax expense. As at March 31, 2010, the Company has $32.7 million of non-capital tax losses remaining to reduce future taxable income.

Comprehensive income

As at March 31, 2010 and 2009, the Company had no available-for-sale assets or liabilities whose fair values differ from their original carrying value. As a result, there is no other comprehensive income to report for the three months ended March 31, 2010 and 2009.

FINANCIAL POSITION

Table 3 - Condensed Balance Sheet
($ thousands)

	March 31, 2010		December 31, 2009
	$	%	$	%
Cash deposits	34,428	12	4,729	1
Loans receivable	222,380	81	274,153	92
Future income tax assets	11,418	4	11,504	4
Other assets	7,202	3	8,014	3
Total Assets	275,428	100	298,400	100

Liabilities	3,082	1	24,493	8
Shareholders’ equity	272,346	99	273,907	92
Total liabilities and shareholders’ equity	275,428	100	298,400	100

Cash deposits

Cash deposits include cash balances with major Canadian chartered banks, and excludes restricted cash. The Company’s cash balance at March 31, 2010 is $29.7 million higher than at December 31, 2009. The increase is a result of proceeds received through loan monetization (principal repayments and proceeds on sales of loans and foreclosed properties), partially offset by repurchases of the Company’s shares, repayments of non-recourse syndications and loans funded.

Loans receivable

As at March 31, 2010, the Company’s loans receivable consisted of 30 loans with a carrying value of $222.4 million. As at December 31, 2009, the Company’s loans receivable consisted of 34 loans with a carrying value of $274.2 million.

The following table summarizes the components of the Company’s loans outstanding:

Table 4 - Loan Portfolio
($ thousands)

	March 31, 2010		December 31, 2009
Mortgage Principal Outstanding	$	%	$	%
Land under development	131,834	52	135,549	44
Real estate - residential	1,392	1	6,763	2
Real estate - commercial	87,502	34	87,493	28
Construction	34,160	13	78,318	26
Total principal outstanding	254,888	100	308,123	100
Accrued interest and deferred fees, net	2,084		2,093
Loan loss provision	(34,592)		(36,063)
Loans receivable	222,380		274,153

The following table summarizes the quarterly activity in the Company’s loan principal:

Table 5 - Loan Principal Continuity
($ thousands)

	Three Months Ended March 31
	2010	2009
	$	$
Principal balance, beginning of period	308,123	387,587
Loans funded, net of syndicate portions	5,838	11,016
Loans repaid and sold, net of syndicate portions	(59,073)	(12,425)
Principal balance, end of period	254,888	386,178

Loan principal funded in the three months ended March 31, 2010 is comprised of $4.8 million in cash advances and $1.0 million funded through interest capitalized to principal. The decrease in loans funded in the first quarter of 2010 compared with 2009 is due to the Company’s focus on loan monetization and cautious approach to recommencing lending activity.

Loan principal repaid and sold in the three months ended March 31, 2010 is comprised of $50.6 million in loan principal repayments and sale proceeds received in cash, $5.0 million in principal transferred to other assets on the sale of one loan for which proceeds were outstanding as at March 31, 2010, and $3.5 million in balances written off on the sale of loans. The increase in loans repaid and sold compared with the three months ended March 31, 2009 is due to the Company’s focus on loan monetization.

As at March 31, 2010, the loan portfolio was comprised of almost 100% first mortgages. The following table outlines Quest’s continuing evolution towards concentrating on first mortgages:

Table 6 - Priority of Mortgage Principal Security Charges
($ thousands)

	March 31, 2010		December 31, 2009
	$	%	$	%
1st charges	254,220	100	307,455	100
2nd charges	668	-	668	-
Total mortgages	254,888	100	308,123	100

The following table indicates the geographic location of the Company’s mortgages at the stated period ends:

Table 7 - Geographic Location of Mortgage Principal
($ thousands)

	March 31, 2010		December 31, 2009
	$	%	$	%
British Columbia	103,994	41	141,694	46
Prairies	115,855	45	125,429	41
Ontario	35,039	14	41,000	13
Total mortgages	254,888	100	308,123	100

The Company expects that the portfolio will continue to be weighted in favour of British Columbia and the Prairies for the near term.

Credit quality and impaired loans

As part of the Company’s security, corporate and/or personal guarantees are typically required from the borrower in addition to the property securing the mortgage. Where, in Quest’s opinion, the real estate security alone is not sufficient to meet Quest’s lending criteria, management requires additional real estate collateral or letters of credit. Management reviews the portfolio on a regular basis to estimate the value of the underlying security and if credit conditions have adversely impacted the carrying value of the loan, suitable action is taken.

As at March 31, 2010, Quest had $4.1 million in loan principal outstanding (December 31, 2009 - $15.3 million) which is classified as past due but is not impaired because it is less than 90 days past due, is fully secured and there is reasonable assurance of collection of principal and accrued interest.

As at March 31, 2010, the Company had 16 impaired loans with outstanding a total carrying value of $134.0 million (December 31, 2009 - $144.7 million) on which remedial action has been undertaken. In the total carrying value of $98.3 million for 14 of these loans, the Company has included an aggregate loan loss provision of $34.6 million. For the remaining two impaired loans, with a combined carrying value of $35.7 million, management has not provided for any loan loss provision as the estimated net realizable value of the collateral securing the loans is in excess of the carrying value of the impaired loans.

In determining whether a loan is impaired, Quest looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears 90 days or greater, the loan is declared to be impaired and interest ceases to be recorded on the loan. If there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, even though the regular loan payments may be less than 90 days in arrears, the loan is declared to be impaired. All impaired loans are analyzed to determine whether there has been a reduction in the value of the real estate and other collateral securing the loan such that the carrying value of the loan is in excess of the value of the security. The value of the security is estimated by management using independent appraisals and other market knowledge. Where management can reasonably estimate the time required to dispose of the security, Quest computes the discounted estimated net proceeds on disposal of the security at the interest rate inherent in the loan contract to arrive at the present value of the estimated future net proceeds. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense.

Quest uses various methods to estimate the current net realizable value for its impaired loans. Most important amongst these is the requisition of independent appraisals from recognized national appraisal firms. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult. The downturn in real estate sales, since 2008, in certain regions where Quest lends has reduced the number of recent comparable transactions on which appraisals may be based and consequently, this has made it difficult to accurately value certain types of properties on which Quest lends. This leads to significant measurement uncertainty and the ultimate net realizable values for real estate by which an impaired loan is secured may be materially different than that estimated by management.

As the loan remediation process continues, additional information may be identified, including the listing of properties for sale and the results of negotiations and comparable sales data.

In the three months ended March 31, 2010, the Company’s loan loss provision decreased to $34.6 million from $36.1 million at December 31, 2009. The decrease comprises $3.1 million in write-offs of loan loss provisions related to loans sold in the quarter offset by a $1.6 million loan loss expense incurred in the quarter.

The following table summarizes the changes to the Company’s loan loss provision during the three months ended March 31, 2010, by loan type and geographic location:

Table 8 - Summary of Impaired Loans
($ millions)

				Increase to
			Carrying Value	Loan Loss
			Excluding Loan	Provision[1] in
	Number		Losses	Three Months	Loan Loss
	of	Property	Provisions as at	Ended	Provision as at
Geographic Area	Loans	Descriptions	March 31, 2010	March 31, 2010	March 31, 2010
Okanagan region, British Columbia	4	Land under development	$40.2	$1.9	$14.3
Increase to loan loss provision primarily relates to management’s assessment of security value compared to the appraisal value; disposition of lands with a carrying value of $24.8 million may not occur on a timely basis.
Calgary region, Alberta	1	Land under development	31.0	nil	nil
Disposition of lands may not occur on a timely basis.
Northern Alberta	4	Land under development; commercial building; residential construction	30.1	1.0	6.4
Increase to loan loss provision relates to sales price adjustments on certain residential construction properties.
Vancouver region, British Columbia	3	Land under development; commercial property	43.2	nil	7.4
Disposition of lands with a loan receivable of $28.7 may not occur on a timely basis.
Edmonton region, Alberta	3	Office and residential building; residential construction; land under development	21.7	1.1	5.4
Increase to loan loss provision relates to deterioration of the value of an office and residential building.
Vancouver Island, British Columbia	1	Commercial property	2.4	nil	1.1
Total	16		$168.6	$4.0	$34.6

1

Increase in the loan loss provision relates to the three months ended March 31, 2010 and excludes $2.4 million in loan loss recoveries and $5.4 million in loan loss provisions that were written down on the sale of underlying loans.

The following table summarizes changes in the carrying values and numbers of impaired loans since January 1, 2009:

Table 9 - Impaired Loan Continuity
($ Millions)

	First Qtr		Fourth		Third		Second		First
	2010		Qtr 2009		Qtr 2009		Qtr 2009		Qtr 2009
	$	#	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	180.7	18	168.0	20	162.3	18	113.8	15	103.7	14
New impaired loans	-	-	40.8	2	34.4	6	52.6	5	6.3	1
Impaired loans sold or cured	(10.1)	(2)	(31.4)	(4)	(30.0)	(4)	(6.7)	(2)	-	-
(Repayments) advances on impaired loans	(2.0)		3.3		1.3		2.6		3.8
Ending impaired loans	168.6	16	180.7	18	168.0	20	162.3	18	113.8	15
Loan loss provision	(34.6)	14	(36.1)	15	(26.8)	15	(20.0)	13	(16.3)	11
Net carrying value of impaired loans	134.0		144.6		141.2		142.3		97.5

As the Company continues to originate new loans, there will be a renewed focus on strengthening Quest’s position as a borrower through lower loan-to-value (“LTV”) ratios. The following table summarizes the LTV ratios of the Company’s performing loan principal outstanding, by maturity date, as at March 31, 2010:

Table 10 - LTV of Principal Outstanding for Performing Loans, by Maturity[1]
($ millions)

							Weighted
	Number	Total	0 - 24%	25 - 49%	50 - 74%	75 - 100%	Average
	of Loans	Principal	LTV	LTV	LTV	LTV	LTV
Principal due within 1 month	3	29.4	-	-	4.1	25.3	84%
Principal due 1 - 6 months	4	29.5	-	-	9.5	20.0	74%
Principal due 7 - 12 months	6	9.0	1.4	0.7	3.4	3.5	55%
Principal due 13 - 24 months	-	-	-	-	-	-	-
Principal due greater than 24 months	1	20.0	-	-	20.0	-	58%
	14	87.9	1.4	0.7	37.0	48.8

[1]

Loan to value is calculated as loan principal, including commitments for future funding, divided by the lower of the original and current estimated property value. Impaired loans are excluded from this summary.

Future income tax assets

The Company has recognized a future tax asset based on the likely utilization of tax losses and other deductions against future taxable income. As at March 31, 2010, the future tax asset decreased $0.1 million to $11.4 million compared to $11.5 million as at December 31, 2009. This decrease is the result of utilizing non-capital tax losses carried forward from prior years and applied against taxable income in the three months ended March 31, 2010. As at March 31, 2010, the Company has $32.7 million of non-capital tax losses available to reduce future taxable income. The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets

Other assets at March 31, 2010 includes $5.0 million of outstanding proceeds related to the settlement of an impaired loan which was collected subsequent to March 31, 2010. Outstanding loan sale proceeds of $5.9 million were included in the other assets balance as at December 31, 2009, which were received in the first quarter of 2010. When proceeds from loan sales are excluded, the balances of other assets were $2.2 million at March 31, 2010 and $2.1 million at December 31, 2009, and comprise of prepaid expenses, premises and equipment, intangible assets and deposits.

Liabilities

Total liabilities at March 31, 2010 decreased by $21.4 million to $3.1 million from $24.5 million. The largest component of this decrease was the repayment of $20.7 million in the Company’s non-recourse loan syndication liability recorded as at December 31, 2009. These loans were recorded on a gross basis, with Quest and syndicate partners’ positions presented separately. During the three months ended March 31, 2010, the Company repaid all syndicate positions in non-recourse loans.

Shareholders’ equity

Quest’s shareholders' equity decreased by $1.5 million at March 31, 2010 from December 31, 2009 as a result of the purchase and cancellation of $2.2 million in the Company’s shares, offset by net income of $0.4 million and stock-based compensation of $0.3 million. Further information on the Company’s capital resources is discussed in the “Liquidity Risk” section herein.

Contractual obligations

The Company has a contractual obligation for its leased office space in Vancouver as well as a long-term software maintenance agreement. As at March 31, 2010, $1.3 million is due to be paid under these commitments during the remainder of 2010 and through 2014. The Company also has contractual obligations to pay certain officers compensation of $2.0 million, contingent on the officers remaining with the Company through the terms of their respective contracts, which expire in 2012. As well, the Company has committed to fund further loan advances, subject to the borrowers meeting certain conditions, as at March 31, 2010 in the amount of $10.3 million. These loan commitments expire on or before March 31, 2011, but could be required on demand.

The following table summarizes these obligations outstanding:

Table 11 – Contractual Obligations
($ thousands)

Obligations Due by Year

Contractual Obligation	Total	2010	2011	2012	2013	2014

Office lease and other	1,265	331	442	442	25	25
Employment contracts	2,000	-	-	2,000	-	-
Loan commitments	10,255	10,255	-	-	-	-
Total	13,520	10,586	442	2,442	25	25

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 12 - Summary of quarterly results
($ thousands, except per share amounts)

	First	Fourth	Third	Second	First	Fourth	Third	Second
	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr
	2010	2009	2009	2009	2009	2008	2008	2008

Interest income	3,536	4,165	5,222	6,891	8,697	11,592	12,547	11,549

Other income (loss)	650	16	124	(309)	13	30	44	114

Loan loss expense, net of recoveries	1,583	14,987	8,081	5,884	2,597	10,685	2,600	246

Income (loss) before taxes	152	(17,112)	(7,177)	(5,973)	2,066	(380)	6,662	8,053

Net income (loss)	380	(13,576)	(5,160)	(4,280)	1,383	1,848	6,358	7,526

Earnings (loss) per share - basic and diluted	nil	(0.09)	(0.03)	(0.03)	0.01	0.01	0.04	0.05

Total Assets	275,428	298,400	357,404	362,452	382,824	384,255	381,722	366,539

Total Liabilities	3,082	24,493	69,842	71,495	89,062	93,256	86,211	71,015

For the three months ended March 31, 2010, the Company reported its first quarterly net income since the same period in 2009. Interest income decreased $5.2 million in the first quarter of 2010 compared with the first quarter of 2009 and $0.6 million compared with the fourth quarter of 2009, due to the monetization of the Company’s loan portfolio and an increase in impaired loans on which interest income is not recognized.

The impact on net income from the decrease in interest income was offset by a $1.0 million decrease in loan loss expense incurred in the three months ended March 31, 2010 compared with the same period in 2009 and a $13.4 million decrease from the fourth quarter of 2009. The lower loan loss expense incurred in the first quarter of 2010 - the lowest since the second quarter of 2008 - is the result of an improvement in Canadian real estate markets and conservative loan loss provisions recorded throughout 2009.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 4 of its audited consolidated financial statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Future tax assets and liabilities

The Company has recognized a future tax asset based on its likely realization of tax losses to be utilized against future earnings. The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized. In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds. If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down. Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings. The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company did not adopt any new accounting policies in the three months ended March 31, 2010.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Institute of Chartered Accountants (“CICA”) has previously announced planned convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) for public companies over a transition period, with IFRS expected to be effective for fiscal periods beginning on or after January 1, 2011. Management has established a plan to adopt IFRS on January 1, 2011 with restatement for comparative purposes of amounts reported by the Company for the interim periods and the year ended December 31, 2010.

An implementation team has been created and management has engaged a third-party advisor to assist. Management has completed the diagnostic phase and has made an assessment of the accounting policy choices and elections that are allowed under IFRS. While not an exhaustive list, the following are identified as possible differences to the Company’s accounting and financial reporting under IFRS:

Table 13 - Summary of Significant IFRS Differences from Canadian GAAP

Issue	Treatment Under Canadian GAAP	Treatment Under IFRS

Revenue recognition	The Company ceases to record interest and deferred fee revenue on all loans when they become impaired.	The Company may continue to record interest and deferred fee revenue on impaired loans if the amounts are recoverable (e.g. where collateral values of impaired loans are higher than carrying values).

Interest income and opening retained earnings under IFRS could be higher than under Canadian GAAP.

Loan syndications

The Company has derecognized the syndicated positions of all loans syndicated on a pari passu basis. As such, only the Company’s position in these loans and related interest income is reported in the Company’s financial statements.

If certain conditions for derecognition are not met, the Company will present loans receivable and interest revenue on a gross basis, with offsetting liabilities and interest expense for amounts due to syndicate partners in its financial statements.

Individually, assets, liabilities, interest income and interest expense would be higher under IFRS than under Canadian GAAP, but net income and net assets would remain the same.

Accounting for Castle Mountain

The Company accounts for its 75% holding in Castle Mountain using the joint venture method - 75% of all Castle Mountain assets, liabilities, income and expenses are consolidated other Company items of the same nature.

The Company may be required to account for Castle Mountain using the equity method - the Company would report 75% of Castle Mountain’s equity as a one-line investment in its consolidated balance sheet, and would report 75% of Castle Mountain’s net income as investment income in its consolidated statement of net income.

Individually, assets, liabilities, interest income and interest expense would be lower under IFRS than under Canadian GAAP, but net income and net assets would remain the same.

Stock-based compensation	The Company records the fair value of options granted as an expense on a straight- line basis over the options’ expected lives.

The Company will continue to expense options over their expected lives, but the expense will be recorded on an accelerated basis - the overall expense recognition will be front-loaded to the beginning of the expected life.

Opening retained earnings and stock-based compensation expense will be lower under IFRS for options already granted.

In addition to the aforementioned items, disclosures required under IFRS will likely be different than those required under Canadian GAAP.

As a number of existing IFRS are currently undergoing revision, including with respect to financial instruments, the Company’s IFRS plan may be modified, as necessary, to take into account of any additional requirements arising from changes to existing IFRS prior to the Company’s transition date.

Management anticipates that accounting policy choices and elections under IFRS will be finalized in the second quarter of 2010 and shortly thereafter, with the assistance of a third-party advisor, prepare financial statements on a quarterly basis using IFRS for internal transitional purposes in addition to financial statements under Canadian GAAP.

Management does not believe there will be a significant impact of the conversion on Quest’s business activities including the effect on information technology and data systems, internal controls over financial reporting and disclosure controls. Management will continually review and adjust its implementation process to ensure the convergence timetable is met.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 13 of its unaudited interim consolidated financial statements as at March 31, 2010. The major related party transactions of in the three months ended March 31, 2009 relate to bonuses and severance agreements with employees of the Company, and administrative services performed by a party related by virtue of having certain directors and officers in common.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at May 13, 2010, the Company had the following common shares and stock options outstanding:

Common shares	139,529,934
Stock options	6,835,000
Common shares on full dilution of stock options	146,364,934

As at May 13, 2010, there were 400,000 “in the money” stock options outstanding, of which 108,333 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

Risk management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lending institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values. These market changes may be regional, national or international in nature or may revolve around a specific product type. Risk is increased if the value of real estate securing the Company’s loans falls to a level approaching or below the loan amounts. Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.

During the loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

  emphasis on first mortgage financings;

  emphasis on borrowers’ experience;

  local and regional diversification of mortgages;

  diversification of the loan portfolio by asset type;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan originators and underwriters;

  allocation of the responsibility of the loan to two Quest employees which allow for peer review;

  physical inspection of the property;

  review of the sufficiency of the borrower’s business plans including strategies to exit the property and/or enhance the value of the property;

  continuous written status updates provided on the business plans and if applicable, construction progress;

  the engagement of qualified independent consultants and advisors such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests; and

  the segregation of duties to ensure that qualified staff are satisfied with all due diligence requirements prior to funding.

The Company’s focus on loan remediation and the collection of loans included the strengthening or implementation of additional procedures. These include:

  The formation of a remediation team who focus on the identification and remediation of problem loans;

  Strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

  Frequent physical inspection of the properties by loan remediation team members;

  Engaging new legal counsel, realtors, and other professionals;

  Frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

  Weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors. They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all applications for loans between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board. The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of members of senior management. In addition, at loan origination, the Company does not allow any one loan to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at March 31, 2010, the largest loan in the Company’s loan portfolio was $28.6 million (13% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments and the repayment of any debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at March 31, 2010, the Company had future loan commitments to borrowers of up to $10.3 million. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at March 31, 2010, 32% of the Company’s principal loan balance (before loan loss provisions) or $82.4 million is due within a year. With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales. As a result of these forecasts, it is management’s opinion that the Company has sufficient resources to meet its current cash flow requirements.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates and foreign exchange rates which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities. The Company’s material market risk is limited to interest rates as noted below.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread. In addition, the Company will, in some cases, have minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at March 31, 2010, the Company had one variable rate loan priced off the bank prime rate with a principal of $20.0 million and 29 fixed-rate loans with an aggregate principal of $234.9 million.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Audit Committee, on behalf of the Board of Directors, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on this assessment, management believes that the design of the Company’s disclosure controls and procedures was effective as at March 31, 2010.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on this assessment, management believes that the design of the Company’s internal controls over financial reporting was effective as at March 31, 2010 and for the year then ended.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2010 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.